

Chad Webster · 3rd

President at Ichor, LLC

Bountiful, Utah, United States · 60 connections · Contact info

Ichor, LLC

Utah Valley University

Experience

President

Ichor, LLC · Full-time

Aug 2019 – Present · 1 yr 8 mos

United States

At Ichor I am utilizing my entrepreneurial experience and interpersonal skills to build this unique company from the ground up. As President I have assembled a strong team to ensure flawless system building and implementation from day one.

Partner & Director of Area Operations

Capriotti's Sandwich Shop, Inc. · Full-time

Jun 2018 – Aug 2019 · 1 yr 3 mos

Utah, United States

Corporate partner and partial owner of multiple franchise locations. Team lead for implementation of operations and staffing in new locations. Interim GM in each location, ensuring above par training for stellar customer service.

General Manager

Clear Backflow · Full-time

Jan 2017 – Jun 2018 · 1 yr 6 mos

Salt Lake City Metropolitan Area

Involved in the day to day intricacies of running a small business as well as providing superior customer service. Technical team lead responsible for all testers in my area.

Education

Utah Valley University
Business Administration and Management, General
2003 – 2006

Snow College
Associate's degree, General
2001 – 2003
Activities and Societies: Football

Skills & endorsements

Customer Service

Operations Directors

Entrepreneurship

Show more